

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Boulevard
Suite 744 East Tower
Irving, Texas 75039

> **Re: DynaResource, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Response Filed December 4, 2012**
> **File No. 000-30371**

Dear Mr. Diepholz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.   We note your response to comment 1 from our letter dated November 21, 2012. Choosing to list a security on a foreign exchange does not pre-empt you from complying with U.S. securities regulation. Therefore, the exemption regarding mineral estimates in Instruction 3 to section (b)(5) of Industry Guide 7 is for companies whose jurisdiction is outside of the United States. This guidance is not new and is applicable to many companies. We reissue the comment.

Please note that the public disclosure of information required under Regulation FD may be furnished to the Securities and Exchange Commission on Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director